ACHIEVE LIFE SCIENCES, INC.

1040 West Georgia Street, Suite 1030

Vancouver, British Columbia, V6E 4H1

December 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Dundas

Re:	Achieve Life Sciences, Inc. Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-234530) originally filed November 6, 2019, as amended.

Ladies and Gentlemen:

Achieve Life Sciences, Inc. (the “Registrant”) hereby withdraws its request, dated December 16, 2019, that the Registration Statement on Form S-1 (File No. 333-234530), as amended (the “Registration Statement”) become effective on December 16, 2019 at 4:30 PM, orally amended to 5:30 PM, or as soon thereafter as practicable.

If you have any questions regarding the foregoing, please contact our counsel, Chelsea Anderson at (206) 389-4516 or, in her absence, Alan Smith at (206) 389-4530, of Fenwick & West LLP.

***

Sincerely,

ACHIEVE LIFE SCIENCES, INC.

By:	/s/ John Bencich
John Bencich
Chief Financial Officer

cc:	Richard Stewart, Chairman and Chief Executive Officer

Achieve Life Sciences, Inc.

Alan C. Smith

Chelsea Anderson

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]